UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Michael Taylor

The Board of Trustees of the Leland Stanford Junior University

635 Knight Way

Stanford, CA 94305

(650) 721-1709

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105	Page 2 of 10

(1)	Names of reporting persons The Board of Trustees of the Leland Stanford Junior University
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,687,374
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,687,374

(11)	Aggregate amount beneficially owned by each reporting person 1,687,374
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.11%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 151,681,314 shares of the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

CUSIP No. 39536G 105	Page 3 of 10

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by The Board of Trustees of the Leland Stanford Junior University (the “Reporting Person”).

The principal business address of the Reporting Persons is 635 Knight Way, Stanford CA, 94305. The principal business of the Reporting Person is custodian of the endowment and all the properties of Stanford University.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

During the last five years, none of the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). In connection with the transactions contemplated by the Merger Agreement, the Reporting Person entered into a Contribution and Exchange Agreement with Parent (the “Contribution and Exchange Agreement”) in which the Reporting Person agreed not to tender its shares of Common Stock in the tender offer expected to be made by Merger Sub (the “Offer”) pursuant to the Merger Agreement and, immediately prior to the effective time of the merger between Merger Sub and the Issuer (the “Merger”), to contribute its shares of Common Stock to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. In the Contribution and Exchange Agreement, the Reporting Person agreed that, among other things, it will not vote in favor of any alternate transaction or corporate action or proposal which could impede, interfere with, prevent or delay the consummation of the Offer or Merger, grant any proxies over its shares of Common stock, take certain actions regarding any potential alternative extraordinary transactions regarding the Issuer, or acquire additional shares of Common Stock or dispose of

CUSIP No. 39536G 105	Page 4 of 10

any shares of Common Stock. The Contribution and Exchange Agreement will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the board of directors of the Issuer or the special committee established by the Issuer’s board of directors (i) withdraws, withholds, qualifies, modifies or amends, or agrees to or publicly propose to withdraw, withhold, qualify, modify or amend, its recommendation that that the Issuer’s stockholders tender their shares of Common Stock in any manner adverse to Parent, (ii) approves, recommends, or declares advisable or publicly proposes to approve, recommend, or declare advisable, certain alternative transactions or (iii) fails to include its recommendation in certain documents filed by the Issuer with the Securities and Exchange Commission.

As a result of its entry into the Contribution and Exchange Agreement, the Reporting Person may be deemed to be part of a “group” with Parent. Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that they are the beneficial owner of any of the Common Stock beneficially owned by any other members of any “group” or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than as described above, none of the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may, to the extent permitted under the Contribution and Exchange Agreement, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

The foregoing descriptions of the Contribution and Exchange Agreement and the transactions contemplated thereby does not purport to be complete and are qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto. The Contribution and Exchange Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms.

CUSIP No. 39536G 105	Page 5 of 10

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information included in Item 4 of this statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Common Stock beneficially owned by the Reporting Person is based on 151,681,314 shares of the Common Stock reported outstanding as of May 8, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023.

(c) None of the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule A hereto, have effected transactions in the Common Stock during the past sixty days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is incorporated herein by reference.

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1

Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Fall Line Endurance Fund, LP, Fall Line Endurance GP, LLC, Eric O’Brien, and Clay Mitchell, with respect to the securities of GreenLight Biosciences Holdings, PBC on May 29, 2023).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 8, 2023

The Board of Trustees of the Leland Stanford Junior University

By:	/s/ Michael Taylor
Name:	Michael Taylor
Title:	Operations Analyst

CUSIP No. 39536G 105	Page 7 of 10

Schedule A

The following sets forth the name, position/principal occupation, citizenship and address of each general partner, control person, director and/or executive officer of The Board of Trustees of the Leland Stanford Junior University:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Marc Tessier-Lavigne	President, Trustee	President	United States of America	Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Persis Drell	Provost	Provost		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Ryan Adesnik	Vice President for Government Affairs	Vice President for Government Affairs		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Deborah Cullinan	Vice President for the Arts	Vice President for the Arts		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Jon Denney	Vice President for Development	Vice President for Development		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Farnaz Khadem	Vice President for Communications	Vice President for Communications		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Randall Livingston	Vice President for Business Affairs, Chief Financial Officer and University Liaison for Stanford Medicine	Vice President for Business Affairs, Chief Financial Officer and University Liaison for Stanford Medicine		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Robert Reidy	Vice President for Land, Buildings and Real Estate	Vice President for Land, Buildings and Real Estate		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Martin Shell	Vice President and Chief External Relations Officer	Vice President and Chief External Relations Officer		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Stephen Kelly Streiffer	Vice President, SLAC National Accelerator Laboratory	Vice President, SLAC National Accelerator Laboratory		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

CUSIP No. 39536G 105	Page 8 of 10

Robert Wallace	Chief Executive Officer, Stanford Management Company	Chief Executive Officer, Stanford Management Company		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Howard Wolf	Vice President for Alumni Affairs and President, Stanford Alumni Association	Vice President for Alumni Affairs and President, Stanford Alumni Association		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Elizabeth Zacharias	Vice President for Human Resources	Vice President for Human Resources		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Debra Zumwalt	Vice President and General Counsel	Vice President and General Counsel		Stanford University 450 Jane Stanford Way Stanford, CA 94305-2004

Jerry Yang	Trustee	AME Cloud Ventures	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Felix Baker	Trustee	Co-Founder and Managing Partner, Baker Brothers Investments	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Richard N. Barton	Trustee	Co-Founder and CEO, Zillow	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Aneel Bhusri	Trustee	Co-Founder and CEO, Workday	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

DeAngela J. Burns-Wallace	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Michael C. Camuñez	Trustee	President and CEO, Monarch Global Strategies LLC	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Michelle R. Clayman	Trustee	Managing Partner and Chief Investment Officer, New Amsterdam Partners LLC	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

James G. Coulter	Trustee	Founding Partner and Executive Chairman, TPG Capital, LP	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Roberta B. Denning	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

CUSIP No. 39536G 105	Page 9 of 10

Katherine B. Duhamel	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

José E. Feliciano	Trustee	Co-Founder and Managing Partner, Clearlake Capital Group LP	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Henry A. Fernandez	Trustee	Chairman and CEO, MSCI Inc.	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Angela S. Filo	Trustee	Co-Founder, Yellow Chair Foundation	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Sakurako D. Fisher	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

James D. Halper	Trustee	Executive Chairman, Owl Rock Opportunities Fund	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Marc E. Jones	Trustee	Chairman and CEO, Aeris	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Sarah H. Ketterer	Trustee	CEO, Causeway Capital	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Carol C. Lam	Trustee	Attorney	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Marc S. Lipchultz	Trustee	Co-Founder and Co-President, Blue Owl Capital	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Kenneth E. Olivier	Trustee	Chairman Emeritus, Dodge and Cox	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Carrier W. Penner	Trustee	Walton Family Foundation	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Nadia N. Rawlinson	Trustee	Corporate Board Director	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

CUSIP No. 39536G 105	Page 10 of 10

Mindy B. Rogers	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Lily Sarafan	Trustee	Co-Founder and Executive Chair, The Key	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Srinija Srinivasan	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Jeffrey E. Stone	Trustee	Chairman Emeritus and Senior Partner, McDermott Will & Emery LLP	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Gene T. Sykes	Trustee	Managing Director, Goldman Sachs; Chair, US Olympic and Paralympic Committee	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Elizabeth H. Weatherman	Trustee	Special Limited Partner, Warburg Pincus	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Maurice C. Werdegar	Trustee	CEO, WTI	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Clara Wu Tsai	Trustee		United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305

Charles D. Young	Trustee	Chief Operating Officer, Invitation Homes	United States of America	Littlefield Center 365 Lasuen Street, Stanford CA 94305